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www.lw.com

FIRM / AFFILIATE OFFICES
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	Boston	New Jersey
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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549

Attention:	Eric Atallah
Vanessa Robertson
Ada Sarmento
Tim Buchmiller

Re:	Connect Biopharma Holdings Limited

   Registration Statement on Form F-1

   Filed on February 26, 2021

   File No. 333-253631

Ladies and Gentlemen:

On behalf of Connect Biopharma Holdings Limited (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) with the Commission on February 26, 2021.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Connect Biopharma Holdings Limited with respect to this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1001

March 8, 2021

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for share-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. In particular, the Company references Comment #11 of the Staff’s letter dated January 13, 2021 with respect to providing an explanation for the determination of the fair value of the ordinary shares underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its ordinary shares and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about March 12, 2021 and commencing its road show as early as March 15, 2021, with a target pricing date as early as March 18, 2021.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its accounting for share-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Recognition of Share-Based Compensation Expenses” and “—Ordinary Share Valuation” (the “MD&A”) and appears on pages 112 through 114 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and current market conditions and reflecting the input from the underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s ordinary shares (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximately [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the post-split Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1002

March 8, 2021

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE DECEMBER 31, 2019

The following table summarizes the number of ordinary shares underlying stock options granted since December 31, 2019, as well as the associated per share exercise price and the estimated fair value per share of the Company’s ordinary shares used to determine share-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Options Granted		Exercise Price Per Share	Estimated Fair Value
April 22, 2020	540,055	(a)	$0.55	$	[	***]
December 14, 2020	1,977,488		$4.69	$	[	***]
December 21, 2020	94,000		$4.69	$	[	***]
January 11-February 1, 2021	95,000	(b)	$4.69	$	[	***]
February 20, 2021	1,466,962		$6.72	$	[	***]

(a)

The number of options granted for valuation purposes is 519,000. The difference relates to one option holder who signed their grant letter in 2019, but resigned prior to Board approval in April 2020. As such, the valuation excludes these options.

(b)	Comprises options to acquire 15,000, 60,000 and 20,000 ordinary shares granted on January 11, 2021, January 18, 2021 and February 1, 2021, respectively.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its ordinary shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s ordinary shares as disclosed in the Registration Statement.

The Company was founded in November 2015 and since March 2020, the Company has obtained independent third-party valuations of its ordinary shares on at least a quarterly basis as well as following events or conditions that the Company determines could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. As described in greater detail in the MD&A, the Company utilized a hybrid method where total equity value was allocated to its preferred shares and ordinary shares under two different scenarios: (i) a Liquidation Scenario and (ii) an IPO Scenario.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1003

March 8, 2021

Under the Liquidation Scenario, as the Company’s preferred shareholders would have priority rights to claim for the equity value over the ordinary shareholders, the Option Pricing Method (“OPM”) was applied to allocate the total equity value to these different classes of shares. The OPM treats the preferred shares and ordinary shares as call options with distinct claims on the Company’s total equity value on liquidation preference of the preferred shares. The option’s exercise price is based on a comparison of the total equity value of the Company, which is determined based on the liquidation preference amount. The characteristics of each class of shares, including the conversion ratio and any liquidation preference of the preferred shares, determine the class of share’s claim on the equity value.

In the OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity by calibrating to the value of the most recent class of preferred shares. The OPM was selected as the Company’s management concluded that the Company’s financing transactions were negotiated transactions that provided the best indication of the fair value of its preferred shares at each measurement date.

Under the IPO Scenario, the total equity value was allocated to the preferred shares and ordinary shares on an as-if-fully-converted basis since all of the preferred shares will be converted into ordinary shares in connection with the completion of an IPO.

The increased value ascribed to the Company under an IPO Scenario since December 31, 2019 was primarily driven by the pre-money equity value expected on the Company’s assumed IPO date, which increased from $[***] as of March 31, 2020 to $[***] as of December 31, 2020. The pre-money equity value was reduced to $[***] as of the February 20, 2021 valuation date. These assumptions were driven by evolving market conditions and were determined in consideration of input provided by investors and investment bankers and market multiples for comparable companies completing IPOs at a similar stage of development. These multiples fluctuated during the course of the year based on evolving market conditions. During 2020, the market multiples were strong in contemplation of recent IPOs. However, since December 31, 2020, the Company has seen downward pressure on IPO market multiples.

After the equity value was determined and allocated to the various equity securities under each of the Liquidation Scenario and the IPO Scenario, a discount for lack of marketability (“DLOM”) was applied to each scenario to arrive at the fair value of the Company’s ordinary shares. A DLOM is applied based on the theory that as a private company, an owner of the shares has limited opportunities to sell the shares, and any such sale would involve significant transaction costs, thereby, reducing the overall fair market value. Based on these factors, an adjustment to the preliminary value estimate must be made to account for the lack of liquidity an owner of a private enterprise would experience.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1004

March 8, 2021

The DLOMs applied by the Company under the Liquidation Scenario are as follows:

Valuation Date	Liquidation Scenario DLOM
March 31, 2020	[***]%
June 30, 2020	[***]%
August 31, 2020	[***]%
September 30, 2020	[***]%
December 1, 2020	[***]%
December 31, 2020	[***]%
February 20, 2021	[***]%

The DLOMs applied by the Company under the IPO Scenario are as follows:

Valuation Date	IPO Scenario DLOM
March 31, 2020	[***]%
June 30, 2020	[***]%
August 31, 2020	[***]%
September 30, 2020	[***]%
December 1, 2020	[***]%
December 31, 2020	[***]%
February 20, 2021	[***]%

After applying the DLOM, the fair value of the Company’s ordinary shares was estimated to be the following under the Liquidation Scenario at each valuation date:

Valuation Date	Value Per Ordinary Share
March 31, 2020	$[***]
June 30, 2020	[***]
August 31, 2020	[***]
September 30, 2020	[***]
December 1, 2020	[***]
December 31, 2020	[***]
February 20, 2021	[***]

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1005

March 8, 2021

After applying the DLOM, the fair value of the Company’s ordinary shares was estimated to be the following under the IPO Scenario at each valuation date:

Valuation Date	Value Per Ordinary Share
March 31, 2020	$	[***]
June 30, 2020		[***]
August 31, 2020		[***]
September 30, 2020		[***]
December 1, 2020		[***]
December 31, 2020		[***]
February 20, 2021		[***]

The Company probability weighted each scenario at each valuation date as follows:

Valuation Date	Probability – Liquidation	Probability – IPO
March 31, 2020	[***]%	[***]%
June 30, 2020	[***]%	[***]%
August 31, 2020	[***]%	[***]%
September 30, 2020	[***]%	[***]%
December 1, 2020	[***]%	[***]%
December 31, 2020	[***]%	[***]%
February 20, 2021	[***]%	[***]%

In the first half of 2020, the Board of Directors did not consider an IPO to be probable given the Company’s stage of development at the time. In addition, the potential impact of COVID-19 and the uncertainties resulting from the global pandemic could not be predicted at that time. Accordingly, the Company assumed that it would continue to privately raise external capital to fund its research and development activities. Accordingly, the probability assigned to the IPO Scenario was low.

In August 2020, the Board of Directors considered the progress of the Company’s research and development activities and the fact that the Company had initiated discussions with investment bankers and legal counsel to determine whether an IPO Scenario was viable and that there were discussions with the Board of Directors to actively pursue an IPO. Accordingly, the Board of Directors increased the probability assigned to the IPO Scenario. As there had been no significant changes in the Company’s progress towards an IPO in September 2020, no changes to the probability of an IPO Scenario was made between the August 31, 2020 valuation date and the September 30, 2020 valuation date.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1006

March 8, 2021

In the December 1, 2020 valuation, the Board of Directors increased the probability of an IPO Scenario to [***]% from [***]% as the Company had continued to increase its efforts towards an IPO by engaging an interim Chief Financial Officer to execute on the IPO, and engaging with investment bankers and legal counsel and commenced its IPO preparation process, including preparing for its first audits, conducting an IPO organizational meeting on November 10, 2020 and appointing two additional directors (Karen J. Wilson and Kleanthis G. Xanthopoulos) with public company experience. However, given there were still significant uncertainties and volatility in the market, the probability of an IPO Scenario was only assessed at [***]% at the December 1, 2020 valuation date.

In the December 31, 2020 valuation, the probability of an IPO Scenario was increased to [***]% as the Company had confidentially submitted its initial draft registration statement, demonstrating management’s and the Board of Director’s expectation of going through with the IPO. However, as the Company continued to assess its options, including raising additional capital in the private market, and it observed significant uncertainties and volatility in the market, the probability of an IPO Scenario was only assessed at [***]% at the December 31, 2020 valuation date.

In the February 20, 2021 valuation, the probability of an IPO Scenario was increased to [***]% as the Company then intended to publicly file an amended registration statement incorporating its 2020 audited financial statements by the end of February, demonstrating management’s and the Board of Director’s commitment of going through with the IPO. However, there continued to be significant uncertainties and volatility in the market and potential that the IPO would not occur. As this risk was not as significant at the date of the February 20, 2021 valuation, the probability of an IPO Scenario was assessed at [***]% at that time.

At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated per share fair value of the ordinary shares. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board of Directors determined the fair value of the ordinary shares on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

DISCUSSION OF FAIR VALUE DETERMINATIONS OVER THE PAST 12 MONTHS

Notably, for the year ended December 2020, the Company’s share-based compensation expense was RMB25.2 million ($3.9 million), or approximately 12.7% of the Company’s total operating expenses of RMB197.8 ($30.3 million) for the period. The table below sets forth the fair market value determinations of the Company’s ordinary shares as provided by independent third-party valuation reports for the period since December 31, 2019:

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1007

March 8, 2021

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
March 31, 2020	$	[***]
June 30, 2020	$	[***]
August 31, 2020	$	[***]
September 30, 2020	$	[***]
December 1, 2020	$	[***]
December 31, 2020	$	[***]
February 20, 2021	$	[***]

Corporate and Financing History

Convertible Preferred Unit and Preferred Stock Financings

Series Pre-A Preferred Shares Financing. In connection with the Restructuring (as defined below), on October 30, 2018, the Company issued and sold to existing shareholders of Suzhou Connect Biopharma Co., Ltd., a limited liability under the laws of the PRC (“Connect SZ”), an aggregate of 31,090 Series Pre-A Preferred Shares (which were split into 3,109,000 Series Pre-A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of approximately $5 million.

Series A Preferred Shares Financing. In connection with the Restructuring, on October 30, 2018, the Company issued and sold to existing shareholders of Connect SZ an aggregate of 84,712 Series A Preferred Shares (which were split into 8,471,200 Series A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of approximately $20 million.

Series B Preferred Shares Financing. On December 20, 2018, the Company issued and sold to investors in private placements an aggregate of 10,127,579 Series B Preferred Shares at a subscription price of $5.4307 per share, for aggregate consideration of approximately $55 million.

Series C Preferred Shares Financing. On August 21, 2020, the Company entered into a Series C preferred share purchase agreement to issue and sell to investors in private placements an aggregate of 18,186,643 Series C Preferred Shares at a subscription price of $6.3233 per share, for aggregate consideration of approximately $115 million. On December 1, 2020, the Company issued and sold to investors in private placements an aggregate of 3,162,894 additional Series C Preferred Shares at a subscription price of $6.3233 per share, for aggregate consideration of approximately $20 million.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1008

March 8, 2021

Reorganization and Restructuring

In November 2015, the Company was formed as a Cayman Islands exempted company with limited liability, and in December 2015, Connect Biopharma Hong Kong Limited (“Connect HK”) was formed as a limited liability company under the laws of Hong Kong. The Company and Connect HK were formed for the purpose of effecting the reorganization described below as holding companies for the majority shareholders of Connect SZ.

In January 2016, the Company and its subsidiaries underwent a reorganization (the “Reorganization”), pursuant to which Connect Biopharma Holdings Limited issued ordinary shares to Dr. Wei and Dr. Pan, each of whom were founders of the company group, in exchange for their equity interests held in Connect SZ. As a result of issuance of the ordinary shares, Dr. Wei and Dr. Pan held 100% of the equity interests in the Company and Connect HK and retained joint control over the Company and its subsidiaries. Following the issuance of equity interests in the Company to Dr. Wei and Dr. Pan, the remaining 30% of the equity interests in Connect SZ (the “Non-Controlling Interests”) were held by an existing investor.

In October 2018, the Company underwent a restructuring (the “Restructuring”), pursuant to which the Company transferred 100% of the outstanding shares of the Company’s U.S. and Australian subsidiaries (which were then held by Connect SZ) to Connect HK. Following such transfer, the Company’s U.S. and Australian subsidiaries became wholly owned subsidiaries of Connect HK. Also in October 2018, the Company issued ordinary shares of Connect Biopharma Holdings Limited to the holders of Non-Controlling Interests in Connect SZ in exchange for such Non-Controlling Interests and Connect Biopharma Holdings Limited issued Series Pre-A convertible preferred shares, par value $0.0001 per share, and Series A convertible preferred shares, par value $0.0001 per share, to the preferred holders of Connect SZ as consideration for the same equity interests they held in Connect SZ, respectively. Following these transactions, the shareholders of Connect SZ became shareholders of the Company and Connect SZ became a wholly owned subsidiary of Connect HK. Following the Reorganization and the Restructuring, each as described above, Connect Biopharma Holdings Limited became the ultimate parent of the Company’s subsidiaries.

March 31, 2020 Valuation and Fair Value Determination

Following the completion of its Series B convertible preferred shares financing, the Company obtained an independent third-party valuation of the Company’s ordinary shares as of March 31, 2020 (giving effect to the issuance of the Series B convertible preferred shares issued in December 2018). Based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Company determined that the fair value of the Company’s ordinary shares was $[***] per share as of March 31, 2020 (the “March 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using a market approach that derives an implied total equity value from the per share sale price of the Company’s equity securities in a recent arm’s-length transaction (the “Backsolve Method” of the OPM), specifically the closing of the Company’s Series B convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series B convertible preferred shares financing. The Company determined that the Series B convertible preferred shares financing was a reasonable indication of value as of the March 31,

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-1009

March 8, 2021

2020 valuation date and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the March 31, 2020 valuation date.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] as of the March 31, 2020 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the March 31, 2020 valuation date.

June 30, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s ordinary shares as of June 30, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of June 30, 2020 (the “June 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the closing of the Company’s Series B convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series B convertible preferred shares financing. The Company determined that the Series B convertible preferred shares financing continued to be a reasonable indication of value as of the June 2020 Valuation and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the June 30, 2020 valuation date.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the June 30, 2020 valuation date.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10010

March 8, 2021

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the June 30, 2020 valuation date.

The Board of Directors utilized the June 2020 Valuation for its April 22, 2020 stock option grants. The Board of Directors determined that the June 2020 Valuation was more representative of the fair value of its ordinary shares than the March 2020 Valuation based on the equity value estimated. In addition, the change in fair value of ordinary shares between March 31, 2020 and June 30, 2020 was only an increase of $[***]. Accordingly, the Board of Directors concluded that using either value or interpolating between the two values would not have a material impact on stock-based compensation.

August 31, 2020 Valuation and Fair Value Determination

Following the completion of the Series C convertible preferred shares financing, the Company obtained an independent third-party valuation of the Company’s ordinary shares as of August 31, 2020 (giving effect to the issuance of the Series C convertible preferred shares issued in August 2020). The Company obtained an independent third-party valuation of the Company’s ordinary shares as of August 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of August 31, 2020 (the “August 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the closing of the Company’s Series C convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series C convertible preferred shares financing. The Company determined that the Series C convertible preferred shares financing was a reasonable indication of value as of the August 2020 Valuation and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the August 31, 2020 valuation date.

A significant factor contributing to the increase in the Company’s valuation from the June 30 Valuation was also the Company’s initiation of its Phase 2 clinical trial of its CBP-201 product candidate in adult patients with moderate-to-severe atopic dermatitis in July 2020.

A significant factor contributing to the increase in the Company’s valuation from the June 2020 Valuation was also the Company’s successful completion of an approximately $115 million initial round of it Series C financing on August 21, 2020, which substantially strengthened the Company’s balance sheet and extended its operational runway.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10011

March 8, 2021

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the August 31, 2020 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the August 31, 2020 valuation date.

September 30, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s ordinary shares as of September 30, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of September 30, 2020 (the “September 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the closing of the Company’s Series C convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series C convertible preferred shares financing. The Company determined that the Series C convertible preferred shares financing continued to be a reasonable indication of value as of the September 2020 Valuation and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the September 30, 2020 valuation date.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the September 30, 2020 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the September 30, 2020 valuation date.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10012

March 8, 2021

December 1, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s ordinary shares as of December 1, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of December 1, 2020 (the “December 1, 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the December 1, 2020 second closing of the Company’s Series C convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series C convertible preferred shares financing. The Company determined that the Series C convertible preferred shares financing was a reasonable indication of value as of the December 1, 2020 Valuation in light of this second closing and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the December 1, 2020 valuation date.

Significant factors contributing to the increase in the Company’s valuation from the September 30 Valuation included the Company’s reporting of complete data from its Phase 1b study of its CBP-201 product candidate in adult patients with moderate-to-severe atopic dermatitis in October 2020 and the successful completion of an approximately $20 million second round of Series C financing on December 1, 2020, which further strengthened the Company’s balance sheet and extended its operational runway.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the December 1, 2020 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the December 1, 2020 valuation date.

The Board of Directors utilized the December 1, 2020 Valuation for its December 14, 2020 stock option grants. The Board of Directors determined that since the December 1, 2020 Valuation no material events that had occurred that would have caused a significant increase in the valuation of the Company’s ordinary shares. In addition, as the valuation date was relatively close to the grant date, the Board of Directors determined it was appropriate to utilize the December 1, 2020 Valuation.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10013

March 8, 2021

December 31, 2020 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s ordinary shares as of December 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of December 21, 2020 (the “December 31, 2020 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the closing of the Company’s Series C convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series C convertible preferred shares financing. The Company determined that the Series C convertible preferred shares financing continued to be a reasonable indication of value as of the December 31, 2020 valuation date and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the December 31, 2020 valuation date.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the December 31, 2020 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the December 31, 2020 valuation date.

The Board of Directors utilized the December 31, 2020 Valuation for its December 21, 2020 stock option grants. The Board of Directors determined that using the December 31, 2020 Valuation was more appropriate given the grant occurred after the Company confidentially submitted its initial draft registration statement. Accordingly, the Board of Directors determined that the triggering event which caused the probability of the IPO Scenario to increase had occurred when the grant was made and the resulting increase in valuation of the Company’s ordinary shares should be factored into this grant. In addition, the Board of Directors believed there were no material events that would have caused a significant increase in the valuation of the Company’s stock options between the valuation date and the grant date.

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10014

March 8, 2021

February 20, 2021 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s ordinary shares as of February 20, 2021, and, based on its consideration of this valuation and the objective and subjective factors described on pages 112 to 114 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s ordinary shares was $[***] per share as of February 20, 2021 (the “February 2021 Valuation”).

The independent third-party valuation estimated the equity value of the Company under the Liquidation Scenario using the Backsolve Method of the OPM, specifically the closing of the Company’s Series C convertible preferred shares financing using the equity value derived from an OPM backsolve performed based on the Series C convertible preferred shares financing. The Company determined that the Series C convertible preferred shares financing continued to be a reasonable indication of value as of the February 2021 Valuation and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. Taking these factors into consideration, the total implied equity value of the Company under the Liquidation Scenario was determined to be approximately $[***] (prior to DLOM impact) as of the February 20, 2021 valuation date.

Additional factors contributing to the increase in the Company’s valuation from the December 31 Valuation was the expansion of its senior management team through the hiring of Dr. Selwyn Ho as its Chief Business Officer to see corporate development, business development and alliance management, public relations, and early commercialization activities and the establishment of a Scientific Advisory Board comprised of industry leaders in the clinical development and approval of novel therapies for a variety of inflammatory conditions.

The independent third-party valuation also estimated the equity value of the Company under the IPO Scenario based on discussions with investors and investment banks, the Company’s cost of equity (based on comparable companies as well as other qualitative considerations) and the expected terms for an IPO event (considered market conditions and the Company’s estimate that an exit would most likely occur via an IPO event). Based on these considerations, the independent third-party valuation estimated the equity value of the Company under the IPO Scenario to be approximately $[***] (prior to DLOM impact) as of the February 20, 2021 valuation date.

After applying the DLOM to each scenario and the probability weighting of each scenario, the Board of Directors determined that the value per ordinary share was $[***] as of the February 20, 2021 valuation date.

The Board of Directors utilized the February 2021 Valuation for its February 20, 2021 stock option grants as it was most representative of fair value.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies:

•

a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings;

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10015

March 8, 2021

•	a comparison of comparable company valuations at the time of their respective IPOs;

•	a comparison of public companies at a similar stage of development;

•	a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and

•	feedback from prospective investors as a result of testing-the-waters meetings.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (pre-split)	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (post-split)	$	[***]	$	[***]	$	[***]

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

For the equity awards since December 31, 2020, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining share-based compensation expense. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among the Company’s management, Board of Directors, and representatives of the underwriters. Conversely, the Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10016

March 8, 2021

each of the future business values upon a liquidity event; and (ii) the application of a discount for lack of marketability. The Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

CONCLUSION

In conclusion, the Company believes that the deemed per share fair values of its ordinary shares used as the basis for determining the share-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above.

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (858) 523-3959 or by fax at (858) 523-5450 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan of LATHAM & WATKINS LLP

cc:	Eric J. Hall, Connect Biopharma Holdings Limited

Cathy Yeung, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell

CONFIDENTIAL TREATMENT REQUESTED BY

CONNECT BIOPHARMA HOLDINGS LIMITED

CONNECT BIOPHARMA-10017